September 23, 2009

Mr. Keith O`Connell, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:T. Rowe Price Funds — Responses to Additional Comments on 485(a) Filings for Various Registrants

Dear Mr. O`Connell:

Please find below our responses to your oral comments of September 22, 2009, relating to additional comments on our response letter of September 18, 2009. We are not providing responses to comments from September 10, 2009 that do not require further responses, comments from September 22, 2009 that do not require a written response, and those comments that have been resolved orally with the staff. Your other additional comments and our responses to them are set forth below.

Retirement Funds — R Class Prospectus

Initial Comment (September 10, 2009):

The prospectus states the following on page 91, under the "Transactions Procedures and Special Requirements" section: "The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Investments in the R Class that are (1) not held by employer-sponsored defined contribution retirement plans or (2) held in accounts for which the required agreement with T. Rowe Price has not been executed are subject to rejection or cancellation, and existing shares may be transferred by T. Rowe Price to another class in the fund without prior notice to the intermediary or shareholder."

Explain the legal basis for being able to cancel a purchase or account, and provide information on which shares the shareholder would receive.

Initial Response (September 18, 2009):

In order to open an account and purchase shares in the R Class, T. Rowe Price must enter into an agreement with an intermediary. If there is no agreement in place, then T. Rowe Price reserves the right to reject or cancel a purchase of R Class shares. Such a need would arise if, for example, an intermediary established an R Class account through the NSCC`s Fund/SERV but had not executed the necessary agreement with T. Rowe Price. Without the required agreement, T. Rowe Price would not pay the intermediary a 12b-1 fee and, therefore, we do not believe that it would be appropriate to require a shareholder to remain in a class that charges a 12b-1 fee.

If we determine that the investments made by the intermediary are not on behalf of an employer-sponsored defined contribution retirement plan, or if we do not have an existing agreement with the intermediary (either it was never executed or it was terminated), we reserve the right to transfer existing shares to another share class. We would first attempt to contact the intermediary. However, if we are unable to receive direction from the intermediary, we would transfer the underlying shareholder to an account in the same fund`s Investor Class shares. The transfer would be a non-taxable exchange and would benefit the shareholder because the new shares would not be subject to a 12b-1 fee. There are no share classes in the T. Rowe Price funds with higher expenses than the R class.

Additional Comment (September 22, 2009):

The SEC staff still needs to be provided with the legal basis for being able to cancel an account and transfer a shareholder to a different share class.

Additional Response (September 23, 2009):

A purchase of R Class shares requires an agreement between T. Rowe Price and the intermediary. If such an agreement does not exist, then any purchase of R Class shares would not be considered in good order, providing us the right to cancel the purchase. In this scenario, we would reject the initial purchase, but we would not place the shareholder in a different share class of the fund. We should note that we reserve the right in the prospectus to reject a purchase of fund shares for any reason.

However, with respect to a transfer of an underlying shareholder to a share class with lower expenses, we believe that the transfer is governed by the contract with the intermediary that holds shares of the R Class. The contract between T. Rowe Price Investment Services, Inc., the fund`s distributor, and the intermediary provides that all purchases and sales are subject to the terms and conditions of the prospectus. If a shareholder holds shares through an intermediary and we determine that the shares are not held on behalf of an employer-sponsored defined contribution retirement plan, or the agreement with the intermediary has been terminated, we would contact the intermediary to attempt to determine how to handle the underlying shareholder`s account. If, however, the intermediary fails to provide us with proper direction, we would move an underlying shareholder to a share class without a 12b-1 fee (the Investor Class), as the R Class account would no longer meet the conditions of the contract. The intermediary would receive the confirmation for the class exchange and would be contractually obligated to deliver the prospectus for the Investor Class fund to the underlying shareholder.

Although we may or may not be able to provide prior notice when rejecting or cancelling a purchase, notice would be given to either the intermediary or shareholder prior to transferring existing shares to another class. As such, we propose to modify our disclosure as follows (new language is in italics):

The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Investments in the R Class that are (1) not held by employer-sponsored defined contribution retirement plans or (2) held in accounts for which the required agreement with T. Rowe Price has not been executed are subject to rejection or cancellation without prior notice to the intermediary or shareholder, and existing shares may be transferred by T. Rowe Price to another class in the fund following notice to the intermediary or shareholder.

U.S. Treasury Funds Prospectus

Initial Comment (September 10, 2009):

The principal investment strategies for the U.S. Treasury Intermediate and U.S. Treasury Long-Term Funds provide that the funds may invest in shares of a T. Rowe Price internal money fund. Confirm that no acquired fund fees and expenses are required to be disclosed in the fee table.

Initial Response (September 18, 2009):

No acquired fund fees and expenses need to be disclosed in either fund`s fee table because investments in shares of one or more acquired funds do not exceed 0.01% of the average net assets of either fund for its prior fiscal year.

Additional Comment (September 22, 2009):

Even if "acquired fund fees and expenses" do not exceed 0.01%, such expenses should still be included in "other expenses."

Additional Response (September 23, 2009):

Any expenses related to investments in other funds would be included in "other expenses."

Personal Strategy Funds Prospectus

Initial Comment (September 10, 2009):

The footnotes to the funds` fee tables should be deleted or modified because the numbers do not add up properly. The amount of acquired fund fees and expenses for the prior fiscal year should be provided in the fee table and a "fee waiver/expense reimbursement" line item showing the same amount should be included.

Initial Response (September 18, 2009):

The funds may invest in other T. Rowe Price Institutional funds as a means of gaining efficient and cost-effective exposure to certain markets. To ensure that the investing fund does not incur duplicate fees, the investment adviser of the investing fund (in this case, T. Rowe Price Associates) is required to permanently waive a portion of its management fee charged to the fund in an amount sufficient to fully offset the fees paid by the underlying Institutional funds in proportion to the amount invested. Accordingly, the investing fund`s financial statements include management fees permanently waived pursuant to this arrangement. As a result, the ratio of total expenses to average net assets shown in the financial highlights table reflects the reduction in management fee due to this arrangement and a footnote indicating the amount of management fees waived.

For each fund`s fee table, the amount shown for the line item entitled "Acquired fund fees and expenses" will instead reflect the percent of average net assets that were invested in T. Rowe Price Institutional funds for the prior fiscal year. We will also add a line item entitled "Fee waiver/expense reimbursement" showing the amounts waived as indicated in the financial highlights table.

We will remove the footnotes as they were presented in our Rule 485(a) filings for the funds. We plan to replace these footnotes with one footnote that will read as follows:

Total annual fund operating expenses after fee waiver/expense reimbursement does not reflect the impact of waived acquired fund fees and expenses as shown in the financial highlights table.

This same approach will be applied to other funds that invested greater than 0.01% of average net assets in T. Rowe Price Institutional funds and effectively reduced their management fee as a result.

Additional Comment (September 22, 2009):

The proposed footnote should not be included. Although "total annual fund operating expenses after fee waiver/expense reimbursement" will not match the ratio of total expenses to average net assets shown in the financial highlights table, this point is sufficiently addressed by the footnote to the financial highlights table.

Additional Response (September 23, 2009):

The proposed footnote will not be included.

Institutional Income Fund Prospectuses

Initial Comment (September 10, 2009):

For Institutional High Yield, under "Principal Investment Strategies," it states that the fund will normally invest at least 80% of its net assets in a widely diversified portfolio of high-yield corporate bonds, often called "junk" bonds, income-producing convertible securities, and preferred stocks. Explain why it is appropriate to include convertible securities and preferred stocks in the 80% investment requirement.

Initial Response (September 18, 2009):

The fund`s name is not subject to Rule 35d-1 as "high-yield" does not indicate an investment emphasis in certain investments or industries, and the fund does not use the term "bond" in its name. Convertible securities and preferred stocks can produce high income and are often issued by issuers of high-yield bonds. As such, we feel their inclusion in the fund`s 80% investment requirement is appropriate.

Additional Comment (September 22, 2009):

Question 7 of the "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)" provides that a fund using the term "high-yield" in its name generally must have a policy to invest at least 80% of its assets in bonds that are below investment grade. It does not seem appropriate to include convertible securities and preferred stock for purposes of the fund`s name test.

Additional Response (September 23, 2009):

In December 2001, we provided the staff with a letter addressed to Barry Miller and Susan Nash explaining why an investment in dividend-paying preferred stocks was consistent with then new Rule 35d-1 with respect to the investment program for the T. Rowe Price High Yield Fund. In January 2002, we received oral confirmation from the staff that they agreed with our position articulated in the letter. We believe that this confirmation is equally applicable to the T. Rowe Price Institutional High Yield Fund, as it is managed similarly to the High Yield Fund. A copy of this letter is being sent to you via email under separate cover.

The letter explains that the preferred stock in which the fund invests is similar to the fund`s high-yield corporate bonds in terms of yield and a stated maturity date, as well as ratings (normally below investment-grade) and dividends (failure to pay generally constitutes a default). The staff agreed with our position that the type of preferred stock in which the fund invests shares many of the essential characteristics of the high-yield bonds in which the fund primarily invests. This analysis still holds true today and the fund should be permitted to count preferred stock that is the economic equivalent of high-yield corporate bonds toward the fund`s 80% investment requirement. We would not count preferred stock that did not exhibit these aforementioned essential characteristics for purposes of the fund`s 80% name test. To date, we have relied on the staff`s position in managing the fund`s investment program, and it would be detrimental to the fund and its shareholders if we were required to exclude such investments from the fund`s name test.

We submit that convertible bonds should be treated as "bonds" for purposes of Rule 35d-1 since such securities are treated as debt securities for purposes of a company`s capital structure until they are converted. Convertible securities in which the fund invests more closely resemble bonds than common stock and also share many of the same essential characteristics of high-yield corporate bonds, particularly if the bonds` conversion prices are below the market price for the common stock. Further, convertible securities are typically either rated as below investment-grade or not rated by a major rating agency. We believe that convertible securities that are rated as below investment-grade or deemed to be below investment-grade by T. Rowe Price should also count toward the fund`s 80% investment requirement.

Accordingly, we propose to modify our disclosure in the fund`s "Principal Investment Strategies" section as follows (new language is in italics):

The fund will normally invest at least 80% of its net assets in a widely diversified portfolio of high-yield corporate bonds, often called "junk" bonds, as well as income-producing convertible securities and preferred stocks that are rated as below-investment grade or not rated by any major credit rating agency but deemed to be below-investment grade by T. Rowe Price.

High Yield Fund Prospectuses

Initial Comment (September 10, 2009):

Under "Principal Investment Strategies," it states that the fund will normally invest at least 80% of its net assets in a widely diversified portfolio of high-yield corporate bonds, often called "junk" bonds, income-producing convertible securities, and preferred stocks. Explain why it is appropriate to include convertible securities and preferred stocks in the 80% investment requirement.

Initial Response (September 18, 2009):

We feel it is appropriate for the same reasons previously stated for Institutional High Yield Fund.

Additional Comment (September 22, 2009):

The same additional comment for the Institutional High Yield applies to the High Yield Fund and High Yield Fund — Advisor Class.

Additional Response (September 23, 2009):

The same response for the Institutional High Yield applies to the High Yield Fund and High Yield Fund — Advisor Class.

New Income Fund — Advisor Class Prospectus

Initial Comment (September 10, 2009):

Footnotes (a) and (c) to the fee table should be deleted or modified because the numbers do not add up properly. The amount of acquired fund fees and expenses for the prior fiscal year should be provided in the fee table and a "fee waiver/expense reimbursement" line item showing the same amount should be included.

Initial Response (September 18, 2009):

For the same reasons provided in our response to your comment on the Personal Strategy Funds fee tables, the line item entitled "Acquired fund fees and expenses" will be updated to reflect the percent of average net assets that were invested in other T. Rowe Price Institutional funds for the prior fiscal year.

The current line item entitled "Fee waiver/expense reimbursement" will be revised to reflect the combined amount of the fees waived due to investing in other T. Rowe Price funds and the amount waived to enable the fund to operate under its contractual expense ratio limitation.

We plan to remove footnotes (a) and (c) and supplement footnote (b) with the following:

Total annual fund operating expenses after fee waiver/expense reimbursement reflects fees waived due to the fund`s expense ratio limitation, but does not reflect the impact of waived acquired fund fees and expenses as shown in the financial highlights table.

This same approach will be applied to other funds that have a contractual expense ratio limitation, and invest greater than 0.01% of average net assets in T. Rowe Price Institutional funds, which effectively reduced their management fee.

Additional Comment (September 22, 2009):

The proposed footnote should not be included. Although "total annual fund operating expenses after fee waiver/expense reimbursement" will not match the ratio of total expenses to average net assets shown in the financial highlights table, this point is sufficiently addressed by the footnote to the financial highlights table.

Additional Response (September 23, 2009):

The proposed footnote will not be included.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Legal Counsel
T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President
T. Rowe Price Funds